Exhibit 4.18

DESCRIPTION OF SECURITIES

The following is a brief description of (i) the common stock, par value $0.001 per share (the “common stock”) and (ii) warrants to purchase common stock (the “warrants”), of Bone Biologics Corporation (the “Company,” “we,” “our,” and “us”), which are the only securities of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended. This description is not complete, and we qualify it by referring to our amended and restated articles of incorporation, as amended (the “Articles of Incorporation”), our amended and restated bylaws, as amended (the “Bylaws”), the terms of the Warrant Agent Agreement between the Company and Equiniti, dated October 15, 2021 and the form of Warrant thereunder for our outstanding warrants registered under Section 12, which is filed as an exhibit to our Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

Authorized Capital Stock

Our authorized capital stock consists of 100,000,000 shares of common stock and 20,000,000 shares of preferred stock, each with a par value of $0.001 per share.

Common Stock

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders will be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. All other actions by stockholders will be approved by the majority of the votes cast affirmatively or negatively (excluding abstentions and broker non-votes) except as otherwise required by law.

Dividend Rights

Holders of common stock are entitled to receive proportionately any dividends that may be declared by our Board of Directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue.

Liquidation Rights

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the preferential rights of any outstanding preferred stock.

Absence of Other Rights

Holders of our common stock have no preemptive, subscription, redemption, or conversion rights. The rights, preferences, and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue.

Preferred Stock

Under our Articles of Incorporation, our Board of Directors has the authority, without further action by stockholders, to designate one or more series of preferred stock and to fix the voting powers, designations, preferences, limitations, restrictions, and relative rights granted to or imposed upon the preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference, and sinking fund terms, any or all of which may be preferential to or greater than the rights of the common stock.

The authority possessed by our Board of Directors to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of our company through a merger, tender offer, proxy contest, or otherwise by making such attempts more difficult or more costly. Our Board of Directors may issue preferred stock with voting rights, conversion rights, and other rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Anti-Takeover Effects of Our Articles of Incorporation and Bylaws

Certain provisions of our Articles of Incorporation and Bylaws contain provisions that could have the effect of delaying or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids.

Our Articles of Incorporation and Bylaws include provisions that:

●	authorize our Board of Directors to issue, without further action by the stockholders, up to 20,000,000 shares of preferred stock in one or more series designated by the Board of Directors;
●	specify that meetings of our stockholders can be called only by our Board of Directors, or any officer instructed by the director to call the meeting; and
●	provide that vacancies on our Board of Directors may be filled only by the vote of a majority of the remaining directors even though less than a quorum.

Our Bylaws also provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice must be delivered to the secretary at our principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which a public announcement of the date of such meeting is first made by us. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation such as Bone Biologics Corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder unless:

●	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
●	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not for determining the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers of the corporation and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
●	at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 662/3% of the outstanding voting stock which is not owned by the interested stockholder.

In this context, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our Board of Directors does not approve in advance. We also anticipate that Section 203 may discourage business combinations or other attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

Warrants

As of December 31, 2025, there were 1,279 warrants outstanding, which are listed on the Nasdaq Capital Market under the symbol “BBLGW,” to purchase an aggregate of 1,279 shares of common stock that were issued by the Company in connection with an underwritten public offering in October 2021 (the “2021 Warrants”).

2021 Warrants

Each 2021 Warrant entitles the holder to purchase one share of our common stock. The 2021 Warrants are exercisable at an exercise price of $9,072 per share and will expire on October 13, 2026. The 2021 Warrants may also be exercised on a cashless basis in the event that no effective registration statement or prospectus is available at the time of exercise. The exercise price and number of shares of common stock issuable upon exercise of the 2021 Warrants is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting the common stock and the exercise price.

The 2021 Warrants will not be exercisable or exchangeable by any holder to the extent (and only to the extent) that such holder or any of its affiliates would beneficially own in excess of 4.99% of our outstanding common stock immediately after exercise, except that upon at least 61 days’ prior notice from a holder to the Company, such holder may increase the amount of ownership of outstanding shares after exercising such holder’s 2021 Warrants up to 9.99% of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the 2021 Warrants. No fractional shares of common stock will be issued in connection with the exercise of the 2021 Warrants. In lieu of fractional shares, the Company will either pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price or round up to the next whole share.

If, at any time a 2021 Warrant is outstanding, the Company consummates any fundamental transaction, as described in the 2021 Warrants and generally including any consolidation or merger into another corporation, or the sale of all or substantially all of the Company’s assets, or other transaction in which our common stock is converted into or exchanged for other securities or other consideration, each holder of a 2021 Warrant will have the right to receive, for each share of common stock that would have been issuable upon such exercise immediately prior to the occurrence of such fundamental transaction, at the option of such holder, the number of shares of common stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration receivable as a result of such fundamental transaction by a holder of the number of shares of common stock for which the 2021 Warrant is exercisable immediately prior to such fundamental transaction.

The terms of the 2021 Warrants are governed by a Warrant Agent Agreement, dated as of October 13, 2021, between the Company and Equiniti, as the warrant agent.